UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GREENWAY MEDICAL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

39679B103

(CUSIP Number)

David Breach, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Crestview Acquisition Corp. (Federal Identification Number: 46-3671375)
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 15,178,780 (1)
	9.	Sole dispositive power None
	10.	Shared dispositive power None.
11.	Aggregate amount beneficially owned by each reporting person 15,178,780 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Approximately 50.9% (1)
14.	Type of reporting person CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 29,828,204 shares of Common Stock outstanding as of September 19, 2013 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VCG Holdings, LLC (Federal Identification Number: 46-3681753)
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 15,178,780 (1)
	9.	Sole dispositive power None
	10.	Shared dispositive power None.
11.	Aggregate amount beneficially owned by each reporting person 15,178,780 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Approximately 50.9% (1)
14.	Type of reporting person CO

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 29,828,204 shares of Common Stock outstanding as of September 19, 2013 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VEPF IV AIV I, L.P. (Federal Identification Number: 45-3253280)
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 15,178,780 (1)
	9.	Sole dispositive power None
	10.	Shared dispositive power None.
11.	Aggregate amount beneficially owned by each reporting person 15,178,780 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Approximately 50.9% (1)
14.	Type of reporting person PN

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 29,828,204 shares of Common Stock outstanding as of September 19, 2013 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vista Equity Partners Fund IV GP, LLC (Federal Identification Number: 45-2458138)
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 15,178,780 (1)
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 15,178,780 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Approximately 50.9% (1)
14.	Type of reporting person OO, HC

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 29,828,204 shares of Common Stock outstanding as of September 19, 2013 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VEFIIGP, LLC (Federal Identification Number: 52-4171595)
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 15,178,780 (1)
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 15,178,780 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Approximately 50.9% (1)
14.	Type of reporting person OO, HC

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 29,828,204 shares of Common Stock outstanding as of September 19, 2013 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert F. Smith
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 15,178,780 (1)
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 15,178,780 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Approximately 50.9% (1)
14.	Type of reporting person IN, HC

(1)	Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 29,828,204 shares of Common Stock outstanding as of September 19, 2013 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.0001 par value per share (the “Common Stock”), of Greenway Medical Technologies, Inc., a Delaware corporation (“Greenway” or the “Company”). The principal executive offices of Greenway are located at 100 Greenway Boulevard, Carrollton, Georgia 30117.

Item 2. Identity and Background.

(a) This Statement is being filed jointly by (i) Crestview Acquisition Corp. (“Purchaser”), (ii) VCG Holdings, LLC (“Parent”), (iii) VEPF IV AIV I, L.P (“Vista AIV”), (iv) Vista Equity Partners Fund IV GP, LLC (“Vista IV GP”), (v) VEFIIGP, LLC (“VEFIIGP”) and (vi) Robert F. Smith (the foregoing, collectively, the “Reporting Persons”).

(b) The address of the principal business and principal office of Purchaser and Parent is 401 Congress Avenue, Suite 3100, Austin, Texas 78701. The address of the principal business and principal office of Vista AIV, Vista IV GP and VEFIIGP is c/o Vista Equity Partners, 150 California Street, 19th Floor, San Francisco, California 94111. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas, 78701.

(c) Each of Parent and Purchaser was formed on September 12, 2013, solely for the purpose of completing the proposed Offer (as defined below) and Merger (as defined below) and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the equity financing and debt financing in connection with the Offer and the Merger. The principal business of Vista AIV is to make investments primarily in equity or equity-oriented securities and debt securities of companies in the middle-market software and technology-enabled solutions sector, to dispose of such investments and to distribute the proceeds therefrom. The principal business of Vista IV GP consists of performing the functions of, and serving as, the General Partner of Vista AIV, making capital contributions to Vista AIV and doing all things necessary or incidental thereto. The principal business of VEFIIGP consists of performing the functions of, and serving as, the Senior Managing Member of Vista IV GP, as well as the Managing General Partner of one other private equity fund and the Senior Managing Member of the General Partner of two other private equity funds. The principal occupation of Mr. Smith is serving as a Senior Managing Member of Vista Equity Partners III, LLC, a San Francisco-based private equity management firm. Mr. Smith is the sole member of VEFIIGP.

(d) The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons is set forth on Schedule A.

(e) During the last five years, none of the Reporting Persons has been convicted of any criminal proceeding (excluding traffic violations or other similar misdemeanors).

(f) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Purchaser is a Delaware Corporation. Parent is a Delaware limited liability company. Vista AIV is a Delaware limited partnership. Vista IV GP is a Delaware limited liability company. VEFIIGP is a Delaware limited liability company. Mr. Smith is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On September 23, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser. Parent and Purchaser are beneficially owned by affiliates of Vista Equity Partners Fund IV, L.P.

The Offer and Merger

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) on October 4, 2013, or as promptly as practicable thereafter, to acquire all of the outstanding shares of Common Stock at a purchase price of $20.35 per share, without interest, net to the holder in cash (the “Offer Price”), subject to any required withholding of taxes. As promptly as practicable after the expiration of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will accept for payment, and pay for, any shares of Common Stock validly tendered and not withdrawn pursuant to the Offer, and within two business days thereafter, Purchaser will merge with and into the Company (the “Merger”) and the Company will become a wholly-owned subsidiary of Parent. The Offer will be described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), to be filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”).

The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed, the Merger will only be able to be consummated after the stockholders of the Company have adopted the Merger Agreement at a meeting of stockholders. In the Merger, each outstanding share of Common Stock, other than shares of Common Stock owned by Parent, Purchaser, the Company (or in the treasury of the Company), subsidiaries of either Parent or the Company or by stockholders who have validly exercised their appraisal rights under Delaware law, will be converted into the right to receive, without interest thereon, cash in an amount equal to the Offer Price.

At the time the Offer or the Merger is completed (whichever comes first, the “Acceleration Time”), each option to purchase Common Stock (a “Company Option”) that is then outstanding and unexercised, whether or not vested, will be cancelled and converted into the right to receive cash in an amount equal to (i) the total number of shares of Common Stock subject to such Company Option immediately prior to the Acceleration Time (without regard to vesting) multiplied by (ii) the excess, if any, of (x) the Offer Price or the consideration payable to holders of Common Stock as part of the Merger (as the case may be) over (y) the exercise price payable per share of Common Stock under such Company Option.

Offer Conditions and Closing Conditions

The obligation of Purchaser to purchase shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (ii) the absence of any law, order or injunction that prevents or prohibits the acquisition of or payment for the shares of Common Stock pursuant to the Offer or the consummation of the Merger, and certain other customary conditions. There is no financing condition to the Offer. In addition, it is a condition to Purchaser’s obligation to purchase the shares tendered in the Offer that the number of the outstanding shares of Common Stock that have been validly tendered and not validly withdrawn, together with (a) shares beneficially owned by the Parent and its affiliates, and (b) shares to be purchased by Purchaser under a top-up option, equals at least one share more than 90% of (the following, the “Total Share Number”): (w) the total outstanding shares of Common Stock as of the expiration of the Offer plus (x) the aggregate number of shares of Common Stock issuable to holders of Company stock options from which the Company or its representatives have received notices of exercise prior to the expiration of the Offer (and as to which shares of Common Stock have not yet been issued to such exercising holders of Company stock options), plus (y) the number of shares to be purchased by Purchaser under a top-up option (the “Minimum Tender Condition”). Based on the total number of shares of Common Stock outstanding on September 19, 2013, the aggregate number of outstanding shares of Common Stock required to be tendered to satisfy the Minimum Tender Condition is approximately 74%.

In certain circumstances, the parties have agreed to terminate the Offer and complete the Merger without the prior completion of the Offer, after receipt of the approval of a majority of the Company’s stockholders for the adoption of the Merger Agreement. In that case, the consummation of the Merger would be subject to substantially the same conditions precedent to closing as the Offer conditions, other than the addition of the stockholder approval requirement and the inapplicability of the Minimum Tender Condition.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is set forth as Exhibit 1 attached hereto and is incorporated herein by reference.

The proposed transaction values the equity of the Company at approximately $644 million. Parent and Purchaser have received equity and debt commitments in respect of funds sufficient to purchase all of the shares of the Company’s Common Stock in the Offer and the Merger and to consummate the other transactions described above.

Purchaser estimates that it will need up to approximately $650 million to purchase all of the issued and outstanding Shares and to pay related fees and expenses. Parent and Vitera Healthcare Solutions, LLC, a Delaware limited liability company, have received a debt commitment letter from Jefferies Finance LLC and Bank of Montreal (the “Debt Commitment Letter”), pursuant to which the lenders thereunder have agreed to provide them with $390 million in senior secured first lien facilities ($360 million of which will be first lien term loans that will be funded on the date of closing of the Offer and the Merger and available to finance a portion of the Offer and the Merger and pay a portion of the related fees and expenses and $30 million of which will be a revolving credit facility that will be available to be used on the date of closing of the Merger to fund certain amounts set forth in the fee letters that are referred to in the

Debt Commitment Letter and for issuing letters of credit to backstop or replace existing letters of credit and cash collateralizing outstanding letters of credit) and a $180 million senior secured second lien term loan facility (the “Debt Financing”). Subject to certain conditions, the term loans provided with respect to the Debt Financing will be fully drawn on the date of the closing of the Merger and available to Purchaser to finance the Offer and the Merger and pay related fees and expenses. In addition, Vista Equity Partners Fund IV, L.P. has delivered an equity commitment letter to Parent (the “Equity Commitment Letter”) to capitalize Purchaser, at or immediately prior to the time of the Merger, with an aggregate equity contribution in an amount up to $650 million, which will be sufficient for Purchaser to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement even if Parent’s Debt Financing is not available, subject to the terms and conditions set forth in the Equity Commitment Letter (the “Equity Financing”). Funding of the Debt Financing and Equity Financing is subject to the satisfaction of various conditions set forth in the Debt Commitment Letter and Equity Financing Commitment. The foregoing description of the Debt Commitment Letter and the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter and the Equity Commitment Letter, which are attached as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference.

On September 23, 2013, concurrently with the execution of the Merger Agreement, certain of the Company’s stockholders (Investor Group L.P., Investor Growth Capital Limited and Pamlico Capital II, L.P.), each of the Company’s directors (W. Thomas Green, Jr., Wyche T. Green, III, Robert Hensley, Neal Morrison, Thomas T. Richards, Walter Turek and Noah Walley), and certain executive officers of the Company, including Gregory H. Schulenburg (the Company’s Executive Vice President and Chief Operating Officer), James A. Cochran (the Company’s Chief Financial Officer) and William G. Esslinger, Jr. (the Company’s Vice President, General Counsel and Secretary) (each a “Support Stockholder” and, collectively, the “Support Stockholders”), entered into tender and support agreements with Parent and Purchaser (each a “Support Agreement” and, collectively, the “Support Agreements”), pursuant to which each Support Stockholder agreed, among other things and subject to the termination of the Support Agreement, to duly tender (and deliver any certificates evidencing) the shares of Common Stock beneficially owned by such Support Stockholder at the commencement of the Offer (including any shares of Common Stock that such Support Stockholder receives as a result of exercising Options), or cause such shares of Common Stock to be duly tendered, into the Offer promptly following, and in any event no later than the tenth (10th) business day following, such Support Stockholder’s receipt of the Schedule TO along with all exhibits, amendments or supplements thereto. Collectively, the Support Stockholders had beneficial ownership, as of September 19, 2013, of an aggregate of 16,720,888 shares of Common Stock (including shares of Common Stock represented by the Company’s vested and unvested options they hold), or approximately 56.1% of the outstanding shares of Common Stock (taking into account, for purposes of determining the aggregate shares of Common Stock, the Company’s outstanding shares of Common Stock and assuming the exercise of only the vested and unvested options held by the Support Stockholders). The proxy voting provisions described in clauses (a) and (b) in the following paragraph relate only to the outstanding shares of Common Stock held by the Support Stockholders, which, as of September 19, 2013, was equal to 15,178,780 or 50.9% of the shares of Common Stock then outstanding.

Each Support Stockholder also agreed that at every meeting of the stockholders of the Company, including every adjournment or postponement thereof, such Support Stockholder would vote its shares of Common Stock (a) in favor of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and any actions required in furtherance thereof and / or (b) against (i) any action, agreement or proposal which would materially impede, interfere with or prevent the Offer or the Merger, including, but not limited to, any other extraordinary corporation transaction involving the Company and any Person (other than Parent, Purchaser or their Affiliates), or any other proposal of any Person (other than Parent, Purchaser or their Affiliates) to acquire the Company or all or substantially all of the assets thereof, (ii) any acquisition proposal and any action in furtherance of any acquisition proposal and (iii) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Support Stockholder under the Support Agreement.

Each Support Agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the mutual written consent of Parent and the stockholder party thereto and (iv) any change to the terms of the Offer or Merger without the prior written consent of the stockholder party thereto that (A) reduces the Offer Price or the Merger Consideration, (B) changes the form of consideration payable in the Offer or the Merger or (C) amends, modifies or waives the Minimum Tender Condition such that Parent or Purchaser would beneficially own less than 50% of the outstanding shares of Common Stock after giving effect to the closing of the Offer.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, which are attached as Exhibits 4 through 16 and incorporated herein by reference.

Shared voting power with respect to the shares of Common Stock beneficially owned by the Stockholders may be deemed to have been acquired through execution of the Support Agreements.

Schedule B lists the names and number of shares of Common Stock that are beneficially held by each Stockholder and subject to this Schedule 13D.

Item 4. Purpose of Transaction.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Common Stock not tendered and purchased pursuant to the Offer. All Common Stock acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

If Purchaser acquires at least 90% of the Common Stock pursuant to the Offer and the Top-Up Option, if applicable, Parent, Purchaser and the Company will take such necessary and appropriate actions in order to consummate the Merger under the Delaware General Corporate Law (“DGCL”) without a stockholders’ meeting and without the approval of the Company’s stockholders. In the event that the Minimum Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the approval of the Company’s stockholders. The Merger Agreement provides that Purchaser will be merged with and into the Company, and, at the date and time when the Merger becomes effective (the “Effective Time”), the Company’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended so as to read in its entirety as set forth in the applicable exhibit to the Merger Agreement, and as so amended, will be the certificate of incorporation of the surviving corporation, and the Company’s bylaws as in effect immediately prior to the Effective Time will be amended so as to read in its entirety as the bylaws of Purchaser, and as so amended, will be the bylaws of the surviving corporation. The directors and officers of Purchaser immediately prior to the Effective Time will become the directors and officers of the surviving corporation.

Following the Merger, the Common Stock will no longer be traded on The New York Stock Exchange, there will be no public market for the Common Stock and registration of the Common Stock under the Securities Exchange Act of 1934 will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, Parent has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Other than Common Stock that may be deemed to be beneficially owned by operation of the Support Agreements, the Reporting Persons, do not beneficially own any Common Stock.

As a result of the Support Agreements, and assuming no further exercise of the Stockholders’ options, Parent may be deemed to have the power to vote up to 15,178,780 shares of Common Stock in favor of approval of the Merger or in connection with certain other matters described in Item 3 above, and thus, each Reporting Person may be deemed to be the beneficial owner of 15,178,780 shares of Common Stock. All shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 50.9% of the issued and outstanding shares of Common Stock as of September 19, 2013 (as represented by the Company in the Merger Agreement).

The Reporting Persons (i) are not entitled to any rights as a stockholder of the Company as to the Common Stock covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements and (ii) disclaim all beneficial ownership of such Common Stock.

Except as set forth in this Item 5(a), none of Parent and, to the knowledge of the Reporting Persons, any persons named in Schedule A, beneficially owns any Common Stock.

(c) Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the the Company reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Purchaser is a wholly-owned subsidiary of Parent. The sole member of Parent is VEPF IV AIV I, L.P. Vista IV GP is the General Partner of Vista AIV. VEFIIGP is the Senior Managing Member of Vista IV GP. Mr. Smith is the sole member of VEFIIGP. Accordingly, securities owned by Vista AIV may be regarded as being beneficially owned by Vista IV GP, and securities owned by Vista IV GP may be regarded as being beneficially owned by VEFIIGP. Securities owned by VEFIIGP may be regarded as being beneficially owned by Mr. Smith. Vista IV GP, VEFIIGP and Mr. Smith each disclaim beneficial ownership of the shares of Common Stock of Greenway held by Vista AIV, except to the extent of their pecuniary interests in the shares, if any.

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Document

1	Agreement and Plan of Merger, dated as of September 23, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 23, 2013).

2	Debt Commitment Letter among VCG Holdings, LLC, Vitera Healthcare Solutions, LLC, Jefferies Finance LLC, Bank of Montreal and BMO Capital Markets Corp., dated September 20, 2013.

3	Equity Commitment Letter, dated as of September 23, 2013, from Vista Equity Partners Fund IV, L.P. to Parent.

4	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Investor Group L.P.

5	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Investor Growth Capital Limited.

6	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Pamlico Capital II, L.P.

7	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and W. Thomas Green, Jr.

8	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Wyche T. Green, III.

9	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Robert Hensley.

10	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Neal Morrison.

11	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Thomas T. Richards.

12	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Walter Turek.

13	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Noah Walley.

14	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Gregory H. Schulenburg.

15	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and James A. Cochran.

16	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and William G. Esslinger, Jr.

99.1	Joint Filing Agreement, dated October 3, 2013, by and among the Reporting Persons

99.2	Power of Attorney

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 3, 2013

CRESTVIEW ACQUISITION CORP.

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

VCG HOLDINGS, LLC

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

VEPF IV AIV I, L.P.

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

VISTA EQUITY PARTNERS FUND IV GP, LLC

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

VEFIIGP, LLC

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

ROBERT F. SMITH

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Document

1	Agreement and Plan of Merger, dated as of September 23, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 23, 2013).

2	Debt Commitment Letter among VCG Holdings, LLC, Vitera Healthcare Solutions, LLC, Jefferies Finance LLC, Bank of Montreal and BMO Capital Markets Corp., dated September 20, 2013.

3	Equity Commitment Letter, dated as of September 23, 2013, from Vista Equity Partners Fund IV, L.P. to Parent.

4	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Investor Group L.P.

5	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Investor Growth Capital Limited.

6	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Pamlico Capital II, L.P.

7	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and W. Thomas Green, Jr.

8	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Wyche T. Green, III.

9	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Robert Hensley.

10	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Neal Morrison.

11	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Thomas T. Richards.

12	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Walter Turek.

13	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Noah Walley.

14	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and Gregory H. Schulenburg.

15	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and James A. Cochran.

16	Tender and Support Agreement, dated as of September 23, 2013, by and among Parent, Purchaser and William G. Esslinger, Jr.

99.1	Joint Filing Agreement, dated October 3, 2013, by and among the Reporting Persons

99.2	Power of Attorney

SCHEDULE A

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Parent and Purchaser

James P. Hickey	President and Secretary of each of Purchaser and Parent Sole Manager of each of Purchaser and Parent	Mr. Hickey joined Vista Equity Partners in 2008. Mr. Hickey sits on the investment committee and is Co-Head of the Chicago office of Vista Equity Partners. Mr. Hickey sits on the boards of ADERANT, Aptean, BigMachines, Vitera, and Zywave. Prior to joining Vista, Mr. Hickey spent 25 years at William Blair & Company.

Vista Entities

Robert F. Smith	Managing Member of VEFIIGP	Mr. Smith founded Vista Equity Partners in 2000 and is the firm’s Chairman and CEO. Mr. Smith currently sits on or participates in the boards of all Vista portfolio companies. He is Chairman of the investment committee and is actively involved in Vista’s direction, investment decisions, executive development and operational strategies. Prior to founding Vista, Mr. Smith was the Co-Head of the Enterprise Systems and Storage sector for Goldman, Sachs & Co.’s investment banking division. Mr. Smith also served as the business unit manager for Goldman’s Mergers and Acquisitions group. Before his time with Goldman, Mr. Smith worked in strategic planning and development at Kraft General Foods (KGF).

SCHEDULE B

STOCKHOLDERS AND SUBJECT SHARES

NAME	COMMON STOCK	OPTIONS
Investor Group L.P.	2,109,431	0
Investor Growth Capital Limited	4,922,009	0
Pamlico Capital II, L.P.	5,284,679	0
W. Thomas Green, Jr.	2,077,072	300,083
Wyche T. Green, III	279,850	553,585
Gregory H. Schulenburg	36,780	207,366
James A. Cochran	75,000	112,669
William G. Esslinger, Jr.	37,421	162,030
Robert Hensley	9,000	16,050
Neal Morrison	0	22,300
Thomas T. Richards	306,538	33,425
Walter Turek	41,000	112,300
Noah Walley	0	22,300

TOTAL	15,178,780	1,542,108